[redacted]

14046053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8-23757

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Porter White & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Richard Arrington Jr. Blvd. North Suite 400
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marla McCully 205-458-9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers Richardson Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

216 Summit Blvd. Suite 300	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James H. White, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Porter White & Company, Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer, Chairman of the Board

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

PORTER, WHITE & COMPANY, INC.

**Financial Statements and Supplementary Information
Year Ended December 31, 2013**

THE ADVICE YOU NEED.
THE ATTENTION YOU DESERVE.

PORTER, WHITE & COMPANY, INC.

Table of Contents

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP
CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX
216 Summit Boulevard |Suite 300 |Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Porter, White & Company, Inc.
Birmingham, Alabama

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Porter, White & Company, Inc. (Company) as of December 31, 2013, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Porter, White & Company, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Sellers Richardson Holman & West, LLP

February 24, 2014

PORTER, WHITE & COMPANY, INC.

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	38,416
Receivables		17,463
Receivable from affiliates		4,982
Short-term investment		161,610
Investment in affiliate		10,130
Property and equipment, net		45,212
Other assets		3,979
Total assets	$	281,792
Liabilities and Stockholder's Equity		
Liabilities		
Accrued compensation and other expenses	$	75,875
Payable to affiliates		37,944
		113,819
Stockholder's Equity		
Common stock, $1 par value; 5,000 shares authorized, 1,500 shares issued and outstanding		1,500
Additional paid-in capital		1,976,930
Accumulated deficit		(1,810,457)
		167,973
Total liabilities and stockholder's equity	$	281,792

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.

Statement of Operations
Year Ended December 31, 2013

Revenues		
Investment banking and consulting	$	149,812
Management fee income		4,982
Dividend income		1,745
Unrealized gain on investments		11,028
Realized gain on investments		672
		168,239
Expenses		
Salaries, commissions and related benefits		234,173
Occupancy and other office expenses		47,340
Communications		14,170
Promotional		33,610
Other expenses		49,684
		378,977
Net loss	$	(210,738)

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.

Statement of Stockholder's Equity
Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2012	$ 1,500	$ 1,976,930	$ (1,515,281)	$ 463,149
Distribution to stockholder	-	-	(84,438)	(84,438)
Net loss	-	-	(210,738)	(210,738)
Balance at December 31, 2013	$ 1,500	$ 1,976,930	$ (1,810,457)	$ 167,973

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities	
Net loss	$ (210,738)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	10,526
Unrealized gain on warrants	(12,565)
Changes in assets and liabilities:	
Receivables	37,994
Receivable from affiliates	85,445
Short-term investment	59,144
Investment in affiliate	(1,548)
Other assets	5,166
Accounts payable	(6,027)
Accrued compensation and other expenses	(27,749)
Payable to affiliates	32,722
Net cash used in operating activities	(27,630)
Cash Flows From Investing Activities	
Capital expenditures	(16,030)
Cash Flows From Financing Activities	
Distribution to stockholder	(75,600)
Net decrease in cash	(119,260)
Cash	
Beginning of year	157,676
End of year	$ 38,416
Supplemental Disclosure of Noncash Financing Activities	
Fair value of warrants transferred to stockholder	$ 84,438

See notes to financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Porter, White & Company, Inc. (Company), a wholly-owned subsidiary of Porter White Companies, Inc. (Parent), is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides investment banking and various consulting services. The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Investment Banking and Consulting Revenue

Revenue from investment banking and consulting projects is generated from fixed or contingent fee arrangements, hourly based fees, or a combination of both. Revenue generated from fixed or contingent fee arrangements is recognized when the projects are substantially complete or when milestones are reached and no material contingencies exist. Revenue generated from hourly based fees is recognized when earned. Customer billings are performed on a periodic basis consistent with the terms negotiated in the engagement agreement.

Securities Transaction Revenue

Security transactions, commission revenues and related gains, losses, and expenses are recorded on a settlement date basis by the Company. To conform to GAAP, the audited financial statements are adjusted to trade date accounting where appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2013, there were no cash equivalents.

Receivables

The Company uses the allowance method of accounting for uncollectible receivables whereby allowances are established at the time receivables are estimated to be uncollectible. Management analyzes delinquent

receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against the existing allowance or against earnings. Management feels that all of the receivables included in the accompanying statement of financial condition are collectible and no allowance for doubtful accounts has been recorded as of December 31, 2013.

Investments

The short-term investment is stated at fair value. During 2012, the Company received compensation in the form of warrants from a customer, which were also included in the statement of financial condition at fair value. In December 2013, the Company transferred the warrants to the stockholder in the form of a distribution at fair value. The warrants are considered securities for which there is no market on a securities exchange or no independent publicly quoted market and as such, were classified as not readily marketable. In determining fair value, the Company considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically. Estimated values may differ from the values that would have been used had a ready market for the investment existed. The Company evaluates securities for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the magnitude and duration of the decline in fair value; the expected cash flows of the securities; the financial health of and business outlook for the issuer; the performance of the underlying assets for interests in securitized assets; and the Company's intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in investment income and a new cost basis in the investment is established.

Investment in Affiliate

The Company is accounting for its investment in Porter White Investment Company, LP, a 7.31 percent interest, by the equity method of accounting under which the Company's share of the net income of the affiliate is recognized as income in the Company's statement of operations and added to the investment account. Additionally, any distributions from the affiliate are treated as a reduction of the investment account.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized and depreciated over the estimated useful lives of the related assets. Gains and losses on disposals are credited or charged to operations.

Depreciation

Depreciation is computed principally using the accelerated or straight-line method designed to amortize costs over the estimated useful lives of the assets (or the lesser of the estimated useful life or lease term concerning leasehold improvements).

The Company is using the following estimated useful lives:

	Estimated Useful Lives (in years)
Computer equipment	5 to 10
Software	3
Leasehold improvements	7 to 40
Furniture and fixtures	7

Depreciation expense amounted to $10,526 for the year ended December 31, 2013, and is included in occupancy and other office expenses in the accompanying statement of operations.

Expense Sharing Agreement

The Company is part of an expense sharing agreement among the Parent and its subsidiaries such that non-project specific, indirect expenses are reasonably allocated to each subsidiary based on various metrics, primarily related to revenues of the affiliate. All appropriate allocations have been made as of December 31, 2013 and are included in the accompanying statement of operations.

Advertising Costs

The Company expenses all advertising costs during the period in which they are incurred. During 2013, the Company charged $865 to advertising expense, which is included in promotional expenses in the accompanying statement of operations.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and state income tax law as a qualified subchapter S subsidiary. In lieu of corporation income taxes, the stockholder separately accounts for its pro rata shares of the Company's items of income, deductions, losses, and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the United States federal, state, or local tax authorities for years before 2010.

Risk and Uncertainties

Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's financial condition.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 24, 2014, which represents the date the financial statements were available for issuance.

Note 2. Uninsured Cash Balances

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended December 31, 2013, the Company may have had cash on deposit with the financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 3. Fair Value Measurements

Under the Financial Accounting Standards Board's authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 — Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.
- Level 2 — Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.
- Level 3 — Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models, and periodic re-assessments of models to ensure that they are continuing to perform as designed. Where market information is not available to

support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year ended December 31, 2013, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Short-term investment: The short-term investment is comprised of one mutual fund, which is valued at the net asset value of shares held by the Company at year-end.

Warrants: The fair value of warrants was determined using the Probability Weighted Expected Return model with the following assumptions: discount rate of 40 percent and expected lives of 1.33 years. Since market quotations were not readily available, the warrants were valued at their fair value determined in good faith under procedures established by management. In determining fair value, the Company considers all relevant qualitative and quantitative information available. These factors are subject to change over time and are reviewed periodically.

	Warrants
Balance, beginning of period	$ 71,873
Total unrealized gains included in unrealized gain on investments in the accompanying statement of operations	12,565
Purchases, sales, issuances and settlements:	
Transfer to stockholder	(84,438)
Balance, end of period	$ -

Assets measured at fair value as of December 31, 2013, are summarized as follows:

	Level 1	**Level 2**	**Level 3**	**Total**
Short-term investment	$ 161,610	$ -	$ -	$ 161,610
Total financial assets	$ 161,610	$ -	$ -	$ 161,610

The Company recognizes transfers into and out of levels at the end of the reporting period. There were no transfers between levels during the year ended December 31, 2013.

Note 4. Investment in Affiliate

The Company owns a 7.31 percent partnership interest in Porter White Investment Company, LP. The Company is the general partner of the limited partnership and has the ability to exert significant influence over the limited partnership's operations. The book value of the investment when acquired was $90,615. The limited partnership engages in investment activities and had total assets and total liabilities of approximately $283,100 and $6,800, respectively, as of December 31, 2013, and net income of approximately $21,150 for the year ended December 31, 2013, and is accounted for using the equity method of accounting.

Note 5. Commitments

The Company's Parent leases office space under a noncancelable operating lease. Aggregate minimum future lease commitments are as follows:

Year Ended December 31,		
2014	$	71,712
2015		72,607
2016		74,780
2017		76,998
2018		45,675
	$	341,772

Parent rental expense amounted to $78,312 in 2013; however, the expense was allocated to subsidiaries of Parent that utilize this office space. The allocation to Company of $21,144 is included in occupancy and other office expenses in the accompanying statement of operations.

Note 6. Property and Equipment, Net

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2013:

Computer equipment	$	77,928
Software		2,521
Leasehold improvements		22,049
Furniture and fixtures		20,446
Accumulated depreciation		(77,732)
	$	45,212

Note 7. Profit Sharing Plan

The Company has a profit sharing plan that covers substantially all full-time employees. Contributions to the plan are made at the sole discretion of management. During the year ended December 31, 2013, an allocation of $5,939 related to these contributions to the plan was charged to operations.

Note 8. Related Party Transactions

The Company's receivable from affiliates is $4,982. The receivable is made up of $4,982 for amounts earned in management fees due from Porter White Investment Company, LP, an affiliate. The management fees are included in management fee income in the statement of operations for the year ended December 31, 2013.

The Company has a noninterest bearing payable to affiliates of $37,944 without a stipulated due date. Amount relates to allocation of operating expenses associated with affiliated companies pursuant to the expense sharing agreement.

Note 9. Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule. The Company is prohibited from engaging in any securities transactions when its "net capital" is less than the greater of $50,000 or 6-2/3 percent of its "aggregate indebtedness." At December 31, 2013, the Company had net capital of $74,594, which was $24,594 in excess of the minimum of net capital required.

Note 10. Annual Audit Report

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

PORTER, WHITE & COMPANY, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013

Computation of net capital	
Total stockholder's equity qualified for net capital	$ 167,973
Deduct non-allowable assets:	
Petty cash	300
Receivables	17,463
Receivable from affiliates	4,982
Investment in affiliate	10,130
Property and equipment, net	45,212
Other assets	3,979
Net capital before haircuts on securities positions	85,907
Haircuts on securities	
Money market accounts and mutual fund	(11,313)
Net capital	$ 74,594
Computation of basic net capital requirement	
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$ 7,588
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 24,594
Excess net capital at 1,000 percent (net capital less greater of 10 percent of aggregate indebtedness or 120 percent of minimum net capital)	$ 14,594
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 113,819
Percentage of aggregate indebtedness to net capital	153%
Reconciliation with the Company's computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 74,594
Audit adjustments:	-
Net capital per calculation above	$ 74,594

See independent auditor's report.

PORTER, WHITE & COMPANY, INC.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3

Porter, White & Company, Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) inasmuch as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the Company, as broker or dealer, and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Porter, White & Company, Inc."

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP
CERTIFIED PUBLIC ACCOUNTANTS
ADVISORY | AUDIT | TAX
216 Summit Boulevard | Suite 300 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Porter, White & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Porter, White & Company, Inc. (Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

February 24, 2014

SRHW

SELLERS RICHARDSON HOLMAN & WEST LLP

216 Summit Boulevard | Suite 300
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
www.srhwcpa.com

An Independently Owned Member
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